United States securities and exchange commission logo





                              August 28, 2020

       Gregory S. Bentley
       Chief Executive Officer
       Bentley Systems, Incorporated
       685 Stockton Drive
       Exton, PA 19341

                                                        Re: Bentley Systems,
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed August 21,
2020
                                                            File No. 333-248246

       Dear Mr. Bentley:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed August 21, 2020

       General

   1. We note that you are contemplating paying a cash dividend of up to $1.50 per share to existing shareholders.
To the extent that such dividend is approved by the Board of
                                                        Directors, please
revise to include pro forma information on the face of your most recent historical consolidated
balance sheet to reflect this dividend. Also, provide pro forma per share data in your
historical consolidated statement of operations for the latest year and most recent interim
period giving effect to the number of shares whose proceeds will be necessary to pay the
dividend. Refer to SAB Topic 1.B.3.
 Gregory S. Bentley
FirstName LastNameGregory
Bentley Systems, IncorporatedS. Bentley
Comapany
August 28, NameBentley
           2020         Systems, Incorporated
August
Page 2 28, 2020 Page 2
FirstName LastName
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Richard Fenyes, Esq.